Exhibit 99.3

7 August 2015

The Directors

Luxfer Holdings PLC Anchorage Gateway

5 Anchorage Quay

Salford

M50 3XE

Dear Sirs

Luxfer Holdings PLC ("the Company")

Company Registered Number: 03690830

In accordance with section 516 of the Companies Act 2006, we write to notify you of our resignation as auditor of Luxfer Holdings Plc. This resignation takes effect from the date on which you receive this letter.

In accordance with Section 519 of that Act the circumstances connected with our ceasing to hold office are that we believe our working relationship with the Luxfer Holdings PLC's Chief Financial Officer has deteriorated such that we have concluded it is not appropriate for us to continue to act as auditors of the Company.

We confirm we see no reason to request the directors to convene a general meeting of the Company pursuant to s 518 of the Act, in connection with our resignation as auditors.

We draw your attention to the fact that Luxfer Holdings Plc has its own statutory obligations where we have ceased to hold office (as detailed, in particular, in Sections 517, 520 and 523 of the Act), including, depending on the circumstances, the requirement to notify the appropriate audit authority if we cease to hold office before the end of our term of office as auditors. Further guidance on this notification has been issued by the appropriate audit authorities - the Financial Reporting Council and the Institute of Chartered Accountants in England and Wales (ICAEW) and can be found on http://www.frc.org.uk/Our-Work/Conduct/Professional-oversight/Oversight-of-Audit/Notification-of-change-of-auditor/Flow-chart-for-companies.aspx and http://www.icaew.com/en/technical/audit-and-assurance/working-in-the-regulated- area-of-audit respectively.

If you have any questions on your legal obligations we recommend that you seek legal advice.

Yours faithfully

/s/ Ernst & Young LLP

Ernst & Young LLP

The UK firm Ernst & Younq LLP is a limited liability partnership registered in England and Wales with registered number OC300001 and is a member firm of Ernst & Young Global Limited. A list of members’ names is available for inspection at 1 More London Place, London SE1 2AF, the firm’s principal place of business and registered office. Ernst & Young LLP is a multi-disciplinary practice and is authorised and regulated by the Institute of Chartered Accountants in England and Wales, the Solicitors Regulation Authority and other regulators. Further details can be found at http://www.ey.com/UK/en/Home/Legal.